AiPEXAR

AI Powered US Equity Adjusted Total Return Index
Q1 2023 Fact Card



An Artificially Intelligent Equity Index with IBM Watson™

The AI Powered US Equity Adjusted Total Return Index ("AiPEXAR") is comprised of Large and Mid Cap U.S. publicly traded companies. AiPEXAR utilizes artificial intelligence to dynamically select the constituents while maintaining volatility compared to the Solactive US 500 Index through a tracking error constraint. AiPEXAR is a total return index with a 5.0% per annum adjustment factor, or decrement.

Winner Best New Index 2021



The HSBC AI Powered US Equity Indexes won the Best New Index award from SPi. This award recognizes the best non-traditional index provider of the year, based on methodology, innovation, and value to investors.

Index Returns: Simulated & Historical

Index returns as of 3/31/2023

YTD	5.83%
1Y	-13.63%
3Y	40.49%
5Y	37.51%
10Y	186.78%
10 Y Volatility	17.65%
Bloomberg Ticker	AiPEXAR

Source: Solactive, EquBot, HSBC, Bloomberg, from 2/28/2013 to 3/31/2023

Comparative Performance Simulated & Historical



— AI Powered US Equity Adjusted Total Return Index AiPEXAR
— S&P 500 Index (PR) SPX

AiPEXAR 11.11% compound annual return

SPX 10.50% compound annual return

Source: Solactive, EquBot, HSBC, Bloomberg, from 2/28/2013 to 3/31/2023. The graph above sets forth the hypothetical back-tested performance of the Index from February 28, 2013 through July 14, 2021 and actual index performance thereafter through March 31, 2023. See the risk factors and "Use of Simulated Returns" herein.

Key Features

With Watson™

Information Advantage

AiPEXAR is part of a suite of AI indexes that are the first and only to use IBM Watson's unique insights to continuously learn and analyze millions of pieces of traditional and non-traditional data each day.



Equity Selection

Applying what it has learned, AiPEXAR selects a portfolio of US Large & Mid Cap company shares based on their combined AI scores, subject to allocation constrains.



100% Equities

AiPEXAR is 100% composed of US equities selected by the AI at all times and will not invest in cash or other instruments.

 **HSBC**

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-253385
April 3, 2023

AiPEXAR 3-Step Investment Process


1. Score


2. Select


3. Diversify & Adjust

Scores for the companies included in the Solactive US Large & Mid Cap Index are calculated based on:

- **Financial Health Score:** evaluates a company's fundamentals and key figures.

- **Management Score:** assesses a company's management strength and thought leadership.

- **News & Information Score:** measures a company's market sentiment, economic, and geopolitical risks.

Approximately 250 companies with the highest combined Financial Health, Management, and News and Information Scores are selected for the portfolio.

Companies are assigned portfolio weights, with the largest weights going to the companies with the highest combined scores, subject to strategic constraints[1].

[1] Constraints include: diversification; market liquidity limits; weight allocation; and caps at 2.6% of the Solactive US 500 Index's volatility at each monthly rebalance. For more information on the index methodology, please see the AI Powered US Equity Adjusted Total Return Index Guideline published by Solactive AG. Information contained in these Index Guidelines or otherwise available from Solactive is not incorporated by reference in, and should not be considered a part of, this brochure.